EXHIBIT 1

March 15, 2006

VIA EMAIL AND FACSIMILE

TO:
THE MEMBERS OF THE BOARD OF DIRECTORS
 OF DELPHI CORPORATION
c/o Robert S. "Steve" Miller
Chairman and Chief Executive Officer
Delphi Corporation
5725 Delphi Drive
Troy, Michigan 48098-2815

Re: Delphi Corporation--Case No. 05-44481

Gentlemen:

     As you know, we are one of the largest shareholders of Delphi Corporation ("Delphi"). As reflected in our current Schedule 13G on file with the SEC, we hold approximately 9.3% of your issued and outstanding shares of common stock.

     We are quite troubled by the board's course of conduct in connection with the commencement and prosecution of Delphi's chapter 11 case. Indeed, as outlined below, we believe that management and the board have engaged in, and are continuing to pursue, courses of action that are in breach of their fiduciary duties of care, loyalty and candor, and that have resulted in, and are continuing to inflict, material harm to the chapter 11 estate of Delphi and all of its bona fide stakeholders.

     As a preliminary matter, we do not understand how the decision to seek chapter 11 relief on October 8, 2005 for Delphi and certain of its subsidiaries (collectively, "the Debtors") was necessitated by the Debtors' circumstances or in the best interests of Delphi or its stakeholders. Your public filings do not reflect the existence of a liquidity crisis or the pending or imminent exercise of creditor remedies, which if unchecked by bankruptcy, would have harmed or impaired the business. Moreover, there is no indication that any material adverse event occurred between August 2, 2005 (when the June 22 dividend was paid) and October 8 (when the chapter 11 petitions were filed) that would justify the onset of bankruptcy. On the other hand, it is clear that the filing itself destroyed hundreds of millions of dollars of value (as reflected by the freefall of Delphi's market capital during the period immediately preceding the filing) and has caused Delphi to incur millions of dollars of unnecessary chapter 11-related fees and expenses. It is also clear that the timing of the filing--one week before certain amendments to the Bankruptcy Code became effective--had the effect of providing certain personal benefits to management and the board: (1) it preserved management's ability to obtain for itself key employee retention plan benefits (now largely outlawed by the amended Bankruptcy
Code), and (2) it maximized the control to be enjoyed by management and the board over the chapter 11 process, by retaining the

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potential for unlimited extensions of the exclusive right to file a plan (as compared to the 180-day limit set forth in the amendments to the Bankruptcy
Code).

     In addition to having improperly determined to seek chapter 11 relief, management and the board have repeatedly authorized Delphi to take actions and make public statements in the chapter 11 case that are inconsistent with their duty to maximize value at Delphi and prevented Delphi's shareholders from being properly represented. For example:

     * Delphi has repeatedly, materially overstated the amount of its labor-related obligations by failing to take into account the fact that many of the benefits are unvested (i.e., they can be terminated without incurring liability) and any legal duty to provide them expires with the applicable underlying CBA in late 2007.

     * Delphi has improperly characterized itself as "grossly insolvent" in reliance on a superficial balance sheet analysis, and without performing an appropriate enterprise valuation based on a properly-vetted business plan presented after the formulation and assessment of alternative reorganization strategies.

     * Delphi has included in the Key Employee Compensation Program a reservation of 10% of Delphi's stock for management, putting management in direct conflict with Delphi's shareholders (the KECP gives management the incentive to convert debt into equity of the reorganized Delphi, diluting current shareholders' ownership stake).

     * Delphi has cancelled its annual shareholders meeting for 2005 in violation of the express requirements of applicable Delaware law, thereby preventing shareholders from exercising their governance rights.

     * At the same time, Delphi has thwarted the shareholders' efforts to obtain a vehicle to be heard in the chapter 11 case by opposing the appointment of an official equityholders committee.

Against this backdrop, recent reports regarding the potential for an imminent deal among the Debtors, the UAW and GM regarding the Debtors' (including Delphi's) labor obligations and GM's duties and claims with respect thereto, are the cause of further concern. Given the obvious potential magnitude of the liabilities associated with any new long-term labor agreement or the early termination of the existing CBAs, our natural concerns are that potentially outcome-determinative decisions are being made without the proper procedural protections of a chapter 11 plan process, and without any opportunity for other constituencies (such as Appaloosa or Delphi's other shareholders) to participate or be heard. These concerns have been intensified by your counsel's failure to respond to our request to be informed promptly regarding the status of negotiations (see attached letter to J. Butler dated March 12, 2005).

     Substantively, we do not believe Delphi should enter into any amended or revised collective bargaining agreement with the unions or terminate the existing collective bargaining agreements in a fashion that exposes Delphi to claims by employees/retirees or indemnification claims of GM that would exceed the cost of performance under the existing CBAs through their

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current expiration. In addition, the Delphi estate should not incur liability for revised labor costs of insolvent subsidiaries; to do so would destroy value at Delphi in violation of your fiduciary duty to maximize its value solely for the benefit of all of the parent corporation's stakeholders, not just Appaloosa.

     Given our concerns and Delphi's unwillingness thus far to support our request for an equity committee, we hereby demand that the board schedule and hold the 2005 annual shareholders' meeting at the earliest possible time and further inform you of our intention to nominate and elect a slate of between one and four directors to the board at such meeting. If you are unwilling to proceed on a voluntary basis, we are prepared to seek appropriate relief compelling a shareholder meeting. In addition, we believe that Delphi board members who are also directors or officers of insolvent Debtor subsidiaries have conflicting duties that require their recusal from all consideration of substantive interdebtor issues at the parent level. Finally, we ask that Delphi promptly commence an action for damages arising from the above breaches of the fiduciary duties of care and loyalty; failure to do so will force us to consider seeking relief from the Bankruptcy Court to take this action on Delphi's behalf.

     Thank you for your attention to these important matters. We remain prepared to meet with management and/or the board at your convenience to discuss these issues.

Very truly yours,


David Tepper
President

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March 16, 2006

VIA EMAIL AND FACSIMILE

John W. Butler Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, IL 60606

Re: Delphi Corporation - Case No. 05-44481

Dear Jack:

Since the commencement of Delphi's chapter 11 case, you have repeatedly and continuously characterized it as a "labor transition" case. On inquiry, you explained to me that this phrase refers to a case where the sine quo non of the debtor's reorganization is the ability to reduce labor costs and related obligations. Your proposition would appear to be validated by the following facts: (1) the Debtors' aggregate funded debt and prepetition trade claims as reflected in the Debtors' Schedules are materially less than any reasonable range of enterprise values for Delphi; (2) the Debtors' ongoing labor costs appear to be the largest single variable in assessing their prospective financial performance; and (3) the claims of one of Delphi's largest creditors, Delphi's former parent, GM, appear to be comprised primarily of purported indemnity rights related to its contractual responsibility for certain of Delphi's labor costs.

According to recent news reports, Delphi believes that it is nearing a tri-partite deal with the UAW and GM regarding modifications to certain of the Company's CBAs that would impact the Company's labor costs, including pension and OPEB obligations. Given your representations and the afore-noted facts and circumstances of this case, any agreement regarding the resolution and treatment of the Debtors' pension and OPEB obligations (which the Debtors have characterized--we believe incorrectly--as being as much as $14 Billion in the aggregate), will likely have a material impact on (and, in the extreme, could destroy) old equity's recovery under a plan.

Accordingly, we need to be brought into the loop immediately regarding the substance of the Company's discussions so that we can understand and assess where things are and also have the opportunity to provide meaningful, informed input regarding our views on these outcome-determinative matters before a deal is finalized. Please let me know when your team is available to meet with us on these issues.

As a threshold matter, we believe that before the Debtors enter into any agreement regarding their labor obligations beyond the terms of the existing CBAs, the Debtors must first (1) put forth a business plan that has been fully vetted with the estates' constituencies (including representatives of equity),
(2) establish reasonable ranges for Delphi's enterprise value under various possible scenarios that incorporate reasonable input from the estates' constituencies (including representatives of equity), and (3) establish a reasonable framework for the treatment of Delphi's other debt and claims. Indeed, under the circumstances, we believe that it would be inappropriate for Delphi to (a) enter into a long-term CBA and/or to resolve the disputes between

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GM and the Debtors regarding its liability for (and claims against the Debtors with respect to) employee and retiree obligations, without the protections of a chapter 11 plan process (i.e., entering into an amended long-term CBA or settling with GM is an unlawful sub rosa plan); or (b) link the terms of an amended CBA to a settlement with GM.

Putting aside the foregoing manifest process concerns, unless or until our diligence reveals some appropriate offsetting benefit, the costs arising from the amendment of an existing CBA, either in terms of employee/retiree claims or indemnification claims by GM (which we believe are subject to numerous defenses), should not exceed the cost of performing under such CBA through its current expiry. Furthermore, the Delphi estate should not incur liability for revised labor costs of insolvent subsidiaries - to permit it to do so would be in direct conflict with the duty of Delphi's board to maximize the value of its estate.

Thank you for your attention to these important matters. I look forward to working with you toward an appropriate value-maximizing resolution.

                                            Very truly yours,


                                            Thomas E Lauria

TEL/rcc

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